SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 333-11948

Concordia Bus AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒  Form 20-F ☐  Form 40-F

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

CC DRAFT 13/12/05

FOR IMMEDIATE RELEASE

CONCORDIA BUS AB (PUBL) ANNOUNCES CLOSE OF CHANGE OF CONTROL OFFER FOR ITS €145,000 11% SENIOR SUBORDINATED NOTES

16 December 2005 — Concordia Bus AB (publ) (“Bus”) announced today that, pursuant to its previously announced (11 November 2005) change of control offer (the “Change of Control Offer”) for any and all its outstanding €145,000 11% Senior Subordinated Notes due 2010 (the “Notes”), Bus has accepted for purchase all Notes validly tendered as of 11:59 p.m., London time, on December 12, 2005 (the “Expiration Date”).  Bus paid for the Notes on December 14, 2005.

The Change of Control Offer, for which Lucid Issuer Services Limited acted as agent has now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date December 16, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer